NEWS RELEASE

   BRASCAN CLOSES US$874 MILLION ACQUISITION OF POWER GENERATING
STATIONS IN UPSTATE NEW YORK

NEW YORK, Sept 28, 2004 – Brascan Corporation (NYSE: BNN, TSX: BNN.A) today announced the completion of the purchase of 71 operating hydroelectric power generating plants totalling 674 megawatts of capacity, and one 105 megawatt co-generation facility, from Reliant Energy, Inc., for US$900 million adjusted to US$874 million to account primarily for cash transferred to Reliant affiliates between signing and closing.

“The completion of the acquisition of this portfolio of high quality power generation assets on fourteen river systems in upstate New York builds on our growth strategy, increases our generating capacity of renewable power by almost 40% and strengthens our current geographic presence in the northeast United States. In addition, this acquisition significantly enhances our operating capabilities and power marketing opportunities in the interconnected markets of New York, New England, Ontario, and Quebec,” said Harry Goldgut, Co-Chairman and CEO of Brascan Power.

The New York plants generate approximately 3,000 gigawatts of energy output annually. “Our plan is to sell a significant portion of this renewable power under medium and long-term fixed price contracts with the balance sold into the wholesale power markets. The location and low cost structure of our newly acquired assets, combined with the opportunities of the New York and neighbouring power markets, ensure we remain well positioned to enhance shareholder value in our power operations,” added Goldgut.

Part of the acquisition was funded through a non-recourse US$500 million bridge debt facility provided by a banking syndicate led by Citigroup, ABN Amro and ScotiaCapital. The balance was funded from Brascan’s available financial resources.

This acquisition increases Brascan’s portfolio to 120 generating stations with over 2,600 megawatts of installed capacity on 35 river systems, predominantly in the northeast U.S. and Canada.

_________________

Brascan Corporation is an asset management company. With a focus on real estate and power generation, the company has direct investments of US$17 billion and a further US$7 billion of assets under management. This includes 70 premier office properties and 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbol BNN and BNN.a, respectively.

Brascan Power comprises the power generating, distribution and marketing operations of Brascan Corporation, including Great Lakes Power Inc. It is an independent producer and distributor of power and one of the lowest cost producers of hydroelectric power in North America. The Company has developed and successfully operated hydroelectric power facilities, primarily across North America, for over 100 years. (See www.brascanpower.com for more details)

For more information, please visit our web site at www.brascancorp.com or contact:

Brascan Corporation: Katherine C. Vyse Senior Vice-President Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brascancorp.com

Brascan Power: Shelley Moorhead Director Corporate Communications and Investor Relations Tel: 819-561-8072 e-mail: shelley.moorhead@brascanpower.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.